UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BLUEKNIGHT ENERGY PARTNERS, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
09625U109
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,576,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,576,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,576,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09625U109

1	NAMES OF REPORTING PERSONS MSD Torchlight, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,576,944

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,576,944

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,576,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1. Security and Issuer.
This Schedule 13D relates to the common units (the “Common Units”) of Blueknight Energy Partners, L.P., a Delaware master limited partnership (the “Partnership”). Blueknight Energy Partners G.P., L.L.C., a Delaware limited liability company, is the general partner (the “General Partner”) of the Partnership. The address of the principal executive offices of the Partnership is Two Warren Place, 6120 South Yale Avenue, Suite 500, Tulsa, Oklahoma 74136.
Item 2. Identity and Background.
(a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), and MSD Torchlight, L.P., a Delaware limited partnership (“MSD Torchlight”). MSD Capital and MSD Torchlight are collectively referred to herein as the “Reporting Persons.”
(b) The principal business address of the Reporting Persons is 645 Fifth Avenue, 21st Floor, New York, New York 10022.
(c) This Schedule 13D is filed on behalf of each of MSD Capital and MSD Torchlight. MSD Torchlight is the record and direct beneficial owner of the Common Units covered by this statement. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, MSD Torchlight. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. The principal business of MSD Torchlight is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc.
(d) and (e) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) Each of MSD Capital, MSD Torchlight and MSD Capital Management is organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
MSD Torchlight acquired 3,576,944 Common Units in multiple open market transactions for an aggregate purchase price of approximately $26,977,597 using general working capital.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the Common Units in various transactions prior to December 16, 2010 in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Partnership. As an investor in the Partnership, the Reporting Persons have had general discussions with representatives of the Partnership and the General Partner from time to time regarding various matters relating to the business and operations of the Partnership.
On December 16, 2010, the Reporting Persons sent a letter to the General Partner, expressing displeasure with the transactions contemplated by the Global Transaction Agreement dated as of October 25, 2010, by and among the Partnership, the General Partner, Vitol Holding B.V. and CB-Blueknight, LLC (the “GTA”), and urging the General Partner to reconsider the GTA. A copy of the letter is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons now intend to have further discussions and other communications with the General Partner’s management and members of its Board of Directors (the “Board of Directors”) regarding the subject matter of the letter attached hereto as Exhibit 99.2. The Reporting Persons may also communicate with other unitholders of the Partnership. In the course of such conversations with the General Partner’s management, the Board of Directors and other unitholders of the Partnership, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional Common Units or other securities of the Partnership, or the disposition of Common Units or other securities of the Partnership; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; (d) changes in the present Board of Directors or management of the General Partner; (e) a material change in the present capitalization or dividend policy of the Partnership; (f) any other material change in the Partnership’s business or structure; (g) changes in the Partnership’s certificate of limited partnership or agreement of limited partnership or other actions which may impede the acquisition of control of the Partnership by any person; (h) causing any class of the Partnership’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.
The Reporting Persons also intend to review their investment in the Partnership on a continuing basis. Depending on various factors, including, without limitation, the Partnership’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors and management of the General Partner, changes to the composition of the Board of Directors, price levels of the Common Units, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions and/or pursue such options or remedies with respect to their investment in the Partnership as they deem appropriate under the circumstances including, without limitation, pursuing litigation against the General Partner, the Board of Directors, management of the General Partner and/or one or more affiliates thereof.
Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Partnership or the Common Units, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.
Item 5. Interest in Securities of the Issuer.
(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Each Reporting Person may be deemed to be a member of a group with respect to the Partnership or securities of the Partnership for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Partnership or any securities of the Partnership or (ii) a member of any syndicate or group with respect to the Partnership or any securities of the Partnership.
(b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
(c) There were no transactions in the Common Units that were effected during the past sixty days by the Reporting Persons.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On August 21, 2008, MSD Torchlight entered into a cash-settled total return equity swap (“Total Return Swap”) with Citibank, NA New York (“Citibank”) with a reference price of $8.8167. Under the terms of the Total Return Swap (i) MSD Torchlight will be obligated to pay to Citibank any negative price performance of the 519,125 Common Units subject to the Total Return Swap as of the expiration date of the Total Return Swap, plus interest, and (ii) Citibank will be obligated to pay to MSD Torchlight any positive price performance of the 519,125 Common Units subject to the Total Return Swap as of the expiration date of such Total Return Swap.
Any dividends received by Citibank on the 519,125 Common Units during the term of the Total Return Swap will be paid to MSD Torchlight. All balances will be cash settled at the expiration date of the Total Return Swap. The Total Return Swap expires on August 20, 2018, although MSD Torchlight has the right to terminate and close out the Total Return Swap early if it so chooses. The Total Return Swap does not give MSD Torchlight direct or indirect voting, investment or dispositive control over any securities of the Partnership or require Citibank to acquire, hold, vote or dispose of any securities of the Partnership. Accordingly, MSD Torchlight disclaims any beneficial ownership in securities that may be referenced in the Total Return Swap.
In addition to the Total Return Swap, the Reporting Persons may from time to time enter into and dispose of additional cash-settled total return equity swaps or other similar derivative transactions that are based upon the value of the Common Units or other securities of the Partnership, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be dependent, in whole or in part, on the market value of the Common Units or the value of the Common Units in comparison to one or more other financial instruments, indexes or securities, or a combination of any of the foregoing.
Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Common Units or any other securities of the Partnership.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)
99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2010	MSD CAPITAL, L.P.
	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager and General Counsel

MSD TORCHLIGHT, L.P.
By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)
99.2	Letter to Blueknight Energy Partners G.P., L.L.C., dated December 16, 2010 (furnished herewith)